UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: October 31, 2019

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Sale of Six Aircraft

On October 31, 2019, Fly Leasing Limited (“Fly”) agreed to sell six aircraft to Horizon Aircraft Finance III Limited and Horizon Aircraft Finance III LLC (together, the “Purchasers”). The transaction (the “Transaction”) was effected pursuant to a Purchase Agreement (the “Purchase Agreement”), dated as of October 31, 2019, among the Purchasers and the sellers party thereto.

The Purchasers will pay an aggregate of approximately $150.5 million to acquire the six aircraft, subject to adjustment based on rents and maintenance reserves in respect of the aircraft. The Purchase Agreement provides for delivery of the aircraft to the Purchasers over a period of 270 days from the date of the Purchase Agreement (or, for no more than five aircraft remaining to be transferred to the Purchasers, 365 days from the date of the Purchaser Agreement), subject to customary closing conditions.

The aircraft in the Purchasers’ portfolio will be serviced and managed by affiliates of BBAM Limited Partnership, whose affiliates also manage and service Fly’s aircraft portfolio. Fly expects the aircraft sales to close in the first quarter of 2020.

In addition, Fly purchased $3.1 million, or 3%, of the equity certificates issued by Horizon III Limited in connection with the Transaction, which are subject to a seven-year lock-up agreement.

Cautionary Statement Regarding Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed portfolio sale, the expected benefits of the Transaction and the outlook for Fly’s future business, operations and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, including, without limitation, the possibility that the Transaction will not close in a timely fashion, or at all, the risk that the expected benefits of the Transaction may not be fully realized, and the risk that business disruption relating to the Transaction may be greater than expected. Further information on the factors and risks that may affect Fly’s business is included in filings Fly makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and Reports on Form 6-K. Fly expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date:	October 31, 2019	By:	/s/ Colm Barrington
Colm Barrington Chief Executive Officer and Director